THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

JANUARY 31, 2008 and 2007

These unaudited financial statements for the periods ended January 31, 2008 and 2007 have not been reviewed by the Company's auditor.

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS

	JANUARY 31 2008 (Unaudited)	October 31 2007
ASSETS		
Current		
Cash	$ 439,142	$ 452,280
Accounts receivable	3,989	-
Goods and services tax recoverable	14,854	53,421
Prepaid expenses	1,487	1,487
	459,472	507,188
Capital assets	26,831	29,014
Interest in mineral properties	3,269,806	3,421,925
	$ 3,756,109	$ 3,958,127
Liabilities and Shareholders' Equity		
Current		
Accounts payable	$ 296,048	$ 458,909
Due to related parties	622,718	605,710
	918,766	1,064,619
Shareholders' equity		
Share capital	7,187,278	7,187,278
Warrants	1,180,000	1,180,000
Deficit	(5,529,935)	(5,473,770)
	2,837,343	2,893,508
	$ 3,756,109	$ 3,958,127

Approved on behalf of the Board:

"S. Naguschewski" Director

"M. Goldstein" Director

The notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT

	THREE MONTHS ENDED JANUARY 31 2008	2007
Sales	$ 3,763	$ 4,345
Cost of Sales		
Inventory, beginning of period	-	8,543
Freight out	638	1,031
Purchases	625	-
Warehousing	500	460
	1,763	10,034
Inventory, end of period	-	7,073
	1,763	2,961
Gross Profit	2,000	1,384
Administrative expenses		
Advertising and shareholder relations	2,962	32,601
Amortization	2,183	920
Automotive and travel	4,524	4,717
Consulting fees	15,000	15,000
Filing and transfer fees	2,284	3,465
Interest	15,914	12,753
Office and miscellaneous	1,693	3,347
Professional fees	6,893	3,140
Rent	9,506	9,139
	60,959	85,082
Loss from Operations	(58,959)	(83,698)
Other Income		
Interest income	2,794	1,871
Net loss for the year	(56,165)	(81,827)
Deficit, beginning of year	(5,473,770)	(5,054,739)
Deficit, end of year	$ (5,529,935)	$ (5,136,566)
Loss per share	$ 0.003	$ 0.010

The notes are an integral part of these financial statements.

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED JANUARY 31 2008	2007
Cash flows from operating activities		
Net loss for the year	$ **(56,165)**	$ (81,827)
Adjustments for items not affecting cash		
Amortization of capital assets	**2,183**	920
Interest accrued	**17,008**	12,753
	(36,974)	(68,154)
Changes in non-cash working capital items		
Accounts receivable and GST recoverable	**25,268**	1,966
Inventory	**-**	1,470
Prepaid expenses	**-**	732
Accounts payable	**1,612**	(11,391)
	(10,094)	(75,377)
Cash flows from financing activities		
Due to related parties	**-**	17,040
Cash flows from investing activities		
Expenditures on resource property	**(3,044)**	(29,255)
Decrease in cash and equivalents for the year	**(13,138)**	(87,592)
Cash and equivalents, beginning of year	**452,280**	335,319
Cash and equivalents, end of year	$ **439,142**	$ 247,727

The notes are an integral part of these financial statements.

Thunder Sword Resources Inc.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2008

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2007. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2007.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the three month period, the Company paid or accrued rent of $1,500 (2006 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

During the three month period, the Company paid or accrued consulting fees of $15,000 (2006 - $15,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. Interest amounting to $12,753 (2006 - $5,151) has been accrued for the three month period ending January 31, 2007.

#82-1260

THUNDER SWORD RESOURCES INC.

Form 51-102Fl

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED JANUARY 31, 2008

This Management's Discussion and Analysis ("MD&A") prepared as of March 26, 2008, supplements, but does not form part of the unaudited interim financial statements of the Company and the notes thereto for the period ended January 31, 2008. Consequently, the following discussion and analysis of the financial condition and results of operations of Thunder Sword Resources Inc. (the "Company" or "Thunder Sword"), should be read in conjunction with the audited financial statements for the year ended October 31, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") consistently applied.

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

The Company prepares and files its financial reports in accordance with Canadian generally accepted accounting principles. The MD&A and the corresponding financial statements for the three month period ended January 31, 2008 were prepared by management and have not been reviewed by the Company's external auditor.

Additional information related to the Company can be found on the SEDAR website (www.sedar.com) and on the Company's website (thundersword.com)

OVERVIEW

The Company is engaged in the exploration, development and exploitation of resource properties, including mineral and energy related commodities.

As noted in our earlier report, 2006 and early 2007 were generally good periods for the energy markets generally, with record prices being set for most energy related commodities. However in mid to late 2007 we began to see an overall market correction in the energy sector, which still continues to exist today. Industry experts however, despite market corrections generally, continue to suggest that the demand for most resource based commodities will continue to surge while the supply side will remain very much in question for the foreseeable future. With this in mind, management continues to direct its efforts on creating shareholder value by participating in and seeking out potential joint venture participation in exploration prospects directed at the energy resource sector, with particular focus being given to uranium exploration, in Canada and the United States. As earlier reported by the Company, we are currently participating as a joint venture partner in excess of 74,772 hectares of prospective uranium claims in the Athabasca Basin, Saskatchewan. Despite a downturn in market conditions for junior resource prospects generally, we continue to be very excited by the potential these large claim areas have, and we look forward to reporting on our activities as we proceed into 2008.

Uranium prices have increased dramatically since the historic lows of 2001 and continued to reach new highs until mid 2007 wherein they have settled to more stable prices. For the most part, this price strengthening reflected tightening supply and recognition that new investment is needed to encourage exploration for additional reserves and to build new mines. This demand and supply paradigm has not however changed. By 2050, world energy consumption will double and demand for electricity will triple. A recent Forbes magazine cover story, entitled Going Nuclear, analyzed uranium's recent price surge, "One reason the price of uranium should keep escalating is that producers are only starting to ramp up to meet the strong demand. Utilities globally need 180 million pounds of uranium annually, but at this point a mere 108 million pounds are coming out of the ground."

Canada has a vast supply of uranium in high-concentration deposits, mostly in northern Saskatchewan's Athabasca Basin, where the Company continues to focus its exploration efforts. The Athabasca Basin occupies an area of about 100,000 sq km in northern Saskatchewan and accounts for approximately 30% of global primary uranium production making them the #1 producer in the world. Since 1968, 18 deposits totaling over 1.4 billion pounds of uranium have been discovered in the region. In 1975, the richest open pit deposit in the world was discovered by Cameco at Key Lake. Key Lake is currently the largest high grade uranium milling operation in the world with an annual production capacity of 18 million pounds. Canada's uranium mining industry has sales in the order of half a billion dollars per year.

Joint Venture Participation - Athabasca Basin Saskatchewan

As noted earlier, the Company has optioned seven groups of properties comprising a total of 22 claims with an area of 74,772 hectares ("Upper Dufferin Lake Claims"). These claims are located along the southern margin of the Athabasca Basin.

In order to fully exercise the option, Thunder Sword is required to pay the Optionor, 101073531 Saskatchewan Ltd., a total of $1,000,000, of which $500,000 was paid in October 2006 upon the Option Agreement having been accepted by the TSX Venture Exchange, with the balance paid on or before October 1, 2007. In addition the Company completed and closed a $2 million private placement financing at $1.50 per Unit, comprised of one share and one warrant at $2.00 per share expiring October 2008. The proceeds from the placement were used to pay the Company's initial $1.5 million in expenditure and fee obligations on the Optioned Claims, and for general working capital. In addition to meeting its financial commitments to date, the Company also issued the Optionor 5,000,000 shares of the Company as per the Option Agreement.

In consideration of the payments made to date under the Option Agreement, as amended, Thunder Sword has as at January 31, 2008 vested approximately a 27.5% interest in the Option Claims. To earn its full 51 % interest, Thunder Sword was obligated under the Option Agreement to incur an additional $3,000,000 in exploration expenditures on or before October 1, 2007.and a further $4,000,000 in exploration expenditures on or before October 1, 2008. These dates have been extended due to delays in the operator, who is also the Optionor, acquiring access and permitting for certain of its prospects.. The Optionor acknowledges the delay and has agreed the dates will be deferred, but at this time no written agreement has been entered into with respect to the deferral. As these expenditures are incurred, the Company will be deemed by the Optionor to have earned an additional 4.88% (approx.) interest in the Optioned Claims for each $1 million in expenditures.

On February 19, 2007 the Company announced that it has entered into a Letter of Intent (LOI) with each of Tribune Resources Corp. (Tribune) and 101073531 Saskatchewan Ltd. (Sask Co.) whereby Tribune was given the right to acquire a 26% interest in certain of its leases covering 34,374 hectares of the Company's existing 74,772 hectares (the "N Claims") located within the Athabasca Basin, Saskatchewan. The Company and Tribune finalized and received TSX approval to their option agreement, with both parties proceeding to continue with ongoing exploration programs, including the intent to proceed with a stage 1, 4000 meter drill program on the Botham Lake leases. The drill program was delayed from its initial October 2007 proposed start date due to permitting issues generally associated with the newly elected Provincial government and local native interests. Permits were eventually issued with pre drill logistical work commencing in November and December 2007.

The JV claim areas included in the LOI are as follows:

Location	Area (ha.)
Virgin Lake	1,985 ha
Dufferin Lake – East	13,290 ha
American /Botham Lake	19,099 ha.
TOTAL	34,374 ha.

Under the terms of the option agreement, Tribune has the right to earn a 26% interest in the JV Claims from the Company subject to Tribune incurring qualifying expenditures on the Claims of $3,000,000, at least $1,500,000. during the 2007 exploration term. The balance of the $3,000,000 must then be incurred by October 1, 2008. During this earn-in period, Tribune will be obligated to allocate expenditures such that the Claims remain in good standing with respect to the assessment work required by the Province of Saskatchewan until September 30, 2008. Thereafter, the parties will form a formal operating joint venture in respect of such JV Claims whereby they will pay ongoing exploration and assessment costs on a rotate basis. In addition to the above property expenditures, Tribune has paid the Company the Lease acquisition fee of $500,000 and has reimbursed the Company for all 2006 assessment credits paid by the Company attributable to the Claims which were carried forward into 2007. During the quarter ended April 30, 2007 the Company received reimbursement of the amounts totaling $444,313. The amount reimbursed will be credited towards the $1.5 million 2007 expenditure obligation of Tribune, as referred to above.

In consideration of the Company entering into the proposed JV agreement with Tribune, the Optionor has agreed with the Company that all expenditures incurred by Tribune on the JV Claims will be fully credited towards the earning requirements set out in the Option Agreement as between the Optionor and the Company on the full 74,772 hectares. Assuming Tribune earns its full interest in the JV Claims and expends the $3 million in work assessments, the $3 million in expenditures would then be credited by the Optionor towards the Company's 2007 and 2008 earning expenditures under the Option Agreement. This would result in the Company being vested with a fully earned 51 % interest in the JV Claims (of which 26% would be assigned to Tribune) and an additional 14.6% interest in the remaining 40,000 hectare claims covering the Dufferin West, Kercher Lake and Cluff Lake Areas.

Manãgement was excited by the proposed joint venture in that it would both expedite the vesting of the Company's interest in both the JV Claims, to which the Joint Venture is subject, and would have further allowed the Company to focus its other exploration efforts on its remaining properties, in particular the Dufferin West area, where as earlier announced, Cameco has made significant discoveries of uranium. In February 2008 Tribune gave notice of termination of the Option Agreement to focus its financial resources on other projects, therefore forfeiting all its expenditures.

The Company continues to review recently completed ground geophysics and other work on various claims and will be working with its partners to establish a going forward exploration program and designing a stage 1 drill program on Botham Lake, to be carried out in the winter of 2008.

Ongoing Exploration on Optioned Claims

Thunder Sword continues to aggressively explore and develop its 74,772ha Uranium Claims, adding value further identifying prospective high grade drill target areas and creating opportunities and value for its Shareholders.

In initially assessing its Athabasca Basin Uranium claims, Dr. Joe Montgomery, Ph.D, P.Eng. in his N43-101 Report, dated May 26, 2006, prepared for the Company, said the Upper Dufferin Lake Claims have many of the attributes which have been found in past and existing uranium deposits of the Eastern Athabasca Basin and were, in his opinion, considered to be very prospective for uranium deposits. A two phase program of exploration was recommended. The proposed program was carried out consisting of airborne magnetic and electromagnetic surveys and is now being followed up by detailed ground surveys of anomalous areas. We feel confident that our decisions to focus our ongoing efforts on the exploration and potential exploitation of our uranium related projects will serve to add value to the Company and you, its shareholders over many years to come.

The Company is continuing to work with two of the most active geophysical companies in the Athabasca Basin, providing the Company with the most technically advanced data and interpretation reports available for each of the 22 dispositions. An airborne geophysical survey was undertaken in 2006. The results from the airborne data and recent ground geophysics on various claims show conductive responses in each of the areas held, and indicators correspond well with the information gathered from the original satellite imagery used in the selection process. These are very encouraging results for the company. A Summer 2008 exploration program has been initiated. This program includes line-cutting grids and ground geophysics to follow up the airborne-indicated conductors.

Patterson Geophysics has already provided follow-up recommendations for a ground program on the American Lake/Botham Lake claims and the Dufferin West Claims. These properties were covered by the Company's Spring and Fall 2006 programs with a GEOTEM and MEGATEM Airborne Survey. The data indicates numerous conductive zones in each of these areas. Close to 20 km of strong conductors have been pointed out in the Botham Lake report and suggestions for detailed work have been made. Located on the southern edge of the Basin, this region is geologically similar to that found in the Key Lake area. Key Lake is home to a high grade uranium mine.

The deeper penetrating MEGATEM survey was required on the Dufferin Lake property and all the additional claims and early interpretation reports indicate positive results for the Company.

Thunder Sword is well positioned in the highly prospective and very active Dufferin Lake/Virgin River area. This region has had high levels of exploration activity for over 25 years, but with grades recently reported by Cameco where they intersected 18.3% U3O8 over 5.3 metres in drill hole VR-22W2 and 6.72% U3O8 over 5.2 metres in drill hole VR-024, the interest in the Company's offsetting claims Dufferin West and East Claims is ever increasing.

As earlier announced, Cameco has also reported significant uranium encounters on their Virgin River Project from a number of other drill holes within 3000 meters and bordering four of Thunder Sword's dispositions including claims S-107633, S-107632, S-107630 and S-107628. Eleven of Thunder Sword's dispositions border the Virgin River Shear Zone and the Dufferin Lake Fault. Thunder Sword's contiguous claims in this area run for 30 km on a NE - SW trend and on strike with numerous conductors.

The Company is initiating ground geophysics on its DWI grid, this work will test a conductor that is coincident with the eastern boundary of the Virgin River Shear Zone and based on a review by Patterson Geophysics, appears to be crosscut by a second structure shown by a weak magnetic high. The Company was advised by Patterson Geophysics, that this same structure also crosses the Dufferin Fault and may be related to Cameco's present area of drilling.

In a different area of interest, 45 km to the east of the Dufferin claims, are the Company's three Kercher Lake claims. Satellite imagery shows a very circular feature near Kercher Lake and it appears to be a possible meteorite impact structure approximately 9 km in diameter. Chosen for this reason, the property's recent airborne data also outlines the crater like feature and a possible central uplift in the middle of the structure. Further details regarding this structure, and its economic potential, are still required.

The Douglas River/Cluff Lake claims are located 30 km southeast of the recently closed Cluff Lake Uranium Mine in the western Athabasca Basin of Northern Saskatchewan. Two claims make up this block of properties. Two separate geophysical companies have stated that the ground hosts targets of interest. "The magnetic signature over this block

indicates a dominant NE-SW contact zone in the basement," said the Chief Geophysicist for Fugro Airborne Surveys. Patterson Geophysics states that, "There are several conductors evident; however, a closer look at the data is needed to identify the trends." These are very encouraging results for the company.

Additional data has been taken over the company's Pooky Lake and Virgin Lake claims to provide total coverage of all 22 optioned properties. Excitement is building as the exploration plans come together and Thunder Sword moves towards its next phase of exploration. Selection of the best conductors within the airborne data is taking time to complete. Both Fugro Airborne Geophysics and Patterson Geophysics continue to review the data and early results indicate that Thunder Sword will have very promising follow up targets. During the second quarter of 2007, the Company's focus was in finalizing the ground and airborne geophysics undertaken on its Botham Lake property with the intent of designing and implementing a stage I drill program thereon. The drill program is being designed to test a number of the conductors that were evident on both air and ground geophysics and in correlation to regional and specific local geological information. Additional work on all claims is being reviewed and assembled so as to ensure that all required assessment work is carried out on all claims as required to keep them in good standing. The Company anticipates that it will be required to undertake an aggressive financing or arrangement so as to aggressively pursue the exploration and development of its claims.

Pilot Harbour Property, Sault St. Marie, Ontario

Our Pilot Harbour property, which is located in the Sault St. Marie Mining Division of Ontario, is comprised of 42 claims (672 hectares), in the Mishibishu Lake area in Ontario, located 4~ miles SW from the Eagle River property presently being mined by River Gold Mines Ltd. The Company owns a 100% nterest in these claims.

The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au. Utilizing funds raised from equity sources, the Company has previously focused on exploration of indicated high grade gold deposits, with the corporate objective of production from these deposits.

Magnesium Chloride Sales

Our magnesium chloride was brought in from China from a property in Geermu, located a few kilometers from the City of Geermu in the Caerhan Salt Lake area of Northern China. Caerhan Salt Lake is one of the largest salt lakes in the world and contains concentrations of sodium chloride, potash and magnesium chloride. High grades of magnesium chloride (46%) are found in the tailings from previous mining operations and it is readily available. Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. The Company is currently evaluating the financial viability of its magnesium sales operations.

SELECTED ANNUAL INFORMATION

The following table provides a brief summary of the Company's financial operations for the fiscal years ended October 31 and should be read in conjunction with the Company's audited financial statements for the three most recently completed financial years.

		2007		2006		2005
Sales	$	23,350	$	26,600	$	17,407
Net Loss from operations	$	419,031	$	377,341	$	192,589
Net loss per share (basic and fully diluted)		$0.02		$0.04		$0.02
Total Assets	$	3,793,654	$	3,515,569	$	123,916
Long Term Financial Liabilities	$	-	$	-	$	-
Cash Dividends per share	$	-	$	-	$	-

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going-concern basis.

RESULTS OF OPERATIONS

Please see the above detailed discussions on the Company's properties.

The Company's chemical/environmental division continued development/formulation of magnesium chloride products based on the purity and flexibility of our product. The marketing and production of our fertilizer product has been a further delayed as research and development is continuing. The sound barrier and fire retardant products show a demonstrated market potential, but further testing is necessary before we can launch this product. We continue to hold a small inventory of liquefied magnesium chloride which we will sell as previous customers place orders.

SUMMARY OF QUARTERLY RESULTS

(Canadian dollars - Unaudited, except for the periods ending October 31):

	Quarter ended Jan 31, 2008	Quarter ended Oct 31, 2007	Quarter ended July 31, 2007	Quarter ended April 30, 2007	Quarter ended Jan. 31, 2007	Quarter ended Oct 31, 2006	Quarter ended July 31, 2006	Quarter ended April 30, 2006
Sales	$ 3,763	$ 8,585	$ NIL	$ 10,420	$ 4,345	$ 9,434	$ 6,880	$ 7,679
Gross profit (loss) for the period	$ 2,000	$ 2,927	$ (2,016)	$ 5,2338	$ 1,384	$ 60	$ 4,500	$ 2,117
Operating expenses for the period	$ 33,362	$ 35,260	$ 126,704	$ 181,389	$ 83,211	$ 174,934	$ 76,549	$ 95,239
Net Loss for the Period	$ (28,568)	$ (32,333)	$ (128,720)	$ (176,151)	$ (81,827)	$ (174,874)	$ (72,049)	$(93,122)
Net loss Per Share - basic & fully diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Significant expenditures during the quarter ended January 31, 2008 and significant variations from the comparative period in the prior year include:

- Advertising and shareholder relations – $2,962 (2007 - $32,601): Current period expense is primarily related to minor updating to the Company's website. Included in the expense for the 2007 period is $30,000 paid under investor relations contracts with two arms length parties. These contracts were terminated during 2007.
- Consulting fees – $15,000 (2007 - $15,000): Consulting fess in each period were paid or accrued to directors.
- Interest – $15,914 (2007 - $12,753): Interest expense in both periods is solely interest accrued on amounts due to directors.. Interest is accrued on amounts to related parties at 10% per annum
- Professional Fees – $6,893 (2007 - $3,140): Professional fees in the current period includes $4,500 accrued for accounting services plus 2,393 related to the Company's annual audit. Professional fees for the comparative quarter ended January 31, 2007 related to general legal costs.
- Rent - $9,506 (2007 - $9,139): Rent includes $1,500 (2007 - $1,500) paid to a company controlled by the spouse of a director. Other rent expense is for a storage yard where the Company's magnesium sales operation is conducted.

The Company has recorded losses in all of the previous eight financial quarters, and expects to continue to record losses until such time as the Company's exploration activities determine the existence of economically recoverable reserves on its mineral properties or sales of magnesium chloride increase to the point of profitability.

LIQUIDITY

The Company is engaged in mineral exploration and development of magnesium chloride products and has limited cash flow from operations. The Company must rely on equity financing and/or related party advances to meet its administrative and overhead expenses and to pursue its objectives. Cash on hand at January 31, 2008 was $439,142 (October 31, 2007 - $452,280). At January 31, 2008 the Company had a working capital deficiency of $459,294 (October 31, 2007 – $342,569) which include advances from related parties totaling $622,718 (October 31, 2007: - $605,710). Amounts due to related parties are amounts due to directors and bear interest at 10% per annum and are with specific terms of repayment.

CAPITAL RESOURCES

The Company's ability to raise additional funds from the equity markets will largely depend upon general market conditions, the Company's ability to achieve certain exploration milestones and its ability to acquire new properties.

Shares Authorized: Unlimited number of common shares without par value

Unlimited number of preference shares without par value

Shares Issued: 17,094,245 common shares without par value

There are no stock options outstanding at the date of this report.

There are 1,674,667 share purchase warrants outstanding, exercisable as follows:

a) 1,341,334 warrants at $2.00 until October 18, 2008; and.

b) 333,333 warrants at $1.75 until April 25, 2009.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no Off-Balance Sheet arrangements.

RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for during the period ended January 31, 2008:

a) Rent

The Company paid or accrued rent of $1,500 (2007 - $1,500) to a company controlled by a spouse of a director.

b) Management Services

The Company paid or accrued consulting fees of $15,000 (2007 - $15,000) to directors for management services.

c) Interest

The Company accrued interest on loans from directors in the amount of $15,914 (2007 - $12,753). Amounts due to related parties are amounts due to directors and bear interest at 10% per annum and are without specific terms of repayment..

FOURTH QUARTER

Not Applicable

PROPOSED TRANSACTIONS

None

CRITICAL ACCOUNTING ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based on its financial statements that have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management re-evaluates its estimates and judgments, particularly those related to the determination of the impairment of long-lived assets. Management bases its estimates and judgments on historical experience, contractual arrangements and commitments and on various other assumptions that it believes are reasonable in the circumstances. Changes in these estimates and judgments will impact the amounts recognized in the consolidated financial statement and the impact may be material. Management believes significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred and asset retirement obligations.

Critical accounting estimates used in the preparation of the financial statements include the assumption the Company is a going concern, recoverable value of its mineral properties, asset retirement obligations and valuation of stock-based compensation. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

Going Concern

The Company's financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses, has not generated profitable operations since inception and as at January 31, 2008 has accumulated losses of $5,473,770 since inception. Should the Company be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of the Company as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Mineral resource properties

The Company records its interest in mineral resource properties at cost. Direct costs relating to the acquisition, exploration and development of mineral properties, less recoveries, are deferred until such time as the properties are either put into commercial production, sold, determined not to be economically viable or abandoned.

If the property is placed into production, deferred costs would be amortized over the estimated life of the mineral property. The deferred costs would be written off if the property is sold or abandoned. If it is determined that the carrying value of a property exceeds its net recoverable amount as estimated by management, or exceeds the selling value of the property, a provision is made for the decline in value and charged against operations in the year of determination of value.

The amounts shown for mineral resource properties and related deferred costs represent costs incurred to date, less write-offs and recoveries, and do not necessarily reflect present or future values of the particular properties.

Asset retirement obligations

The Company's exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. In the future the Company may be liable for expenditures required to comply with such laws and regulations but cannot predict the amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements.

Stock-based compensation

The Company uses the fair-value based method to account for all stock-based payments. Fair value is calculated using the Black-Scholes option-pricing model, which require the input of highly subjective assumptions, including, expected price volatility, estimated timing of the exercise of the stock based instrument and a risk free discount rate. The fair value of the compensation cost is recorded as a charge to net earnings based over the vesting period with a credit to contributed surplus.

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby future income tax assets are recognized for deductible temporary differences and operating loss carry-forwards and future income tax liabilities are recognized for taxable temporary differences. Future income tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment or substantive enactment. The actual income tax rate that may be in effect at the time future income tax assets are realized or future income tax liabilities come due will depend upon the income tax rate(s) in effect at the time.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

Changes in accounting policies – There have been no changes in accounting policies during the period.

Recently issued accounting pronouncements – In December 2006, the CICA issued three handbook sections which apply to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of these new handbook sections on the consolidated financial statements and will adopt the sections commencing May 1, 2008:

Financial Instruments – disclosures

Section 3862 describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising for financial instruments to which the entity is exposed and how the entity manages those risks. This section complements existing handbook section 3855, Financial instruments - recognition and measurement, section 3863, Financial Instruments - presentation and 3865 - Hedges.

Financial Instruments – presentation

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. This section complements the existing handbook section 3861, financial instruments - disclosure information about a Company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

Capital disclosures

Section 1535 establishes standards disclosing information about a Company's capital and how it is managed to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital.

MANAGEMENT'S REPORT ON INTERNAL CONTROLS AND RISK FACTORS

Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, management has concluded that, as of the end of the period covered by this MD&A, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. There have been no changes in the Company's disclosure controls that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls.

Internal Controls and Procedures

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended October 31, 2007. There have been no changes in controls and procedures between October 31, 2007 and the date of this report.

The Company identified certain material weaknesses and the need for improvement of controls and procedures due to limited segregation of duties. This weakness and its related risks are not uncommon in a company of the size of Avalanche Minerals Limited, because of the limitations of the number of staff.

Management is taking appropriate steps to further analyze areas of weakness, improve controls and reduce risks by engaging a qualified Chief Financial Officer, taking active steps to design and implement procedures, including written documentation of these procedures and an increased oversight from the Board with more regularly-scheduled meetings. With these measures the Company aims at reducing the likelihood of a material misstatement or untimely disclosure in financial reporting. However, at present there is no assurance that this risk can be reduced to less than a remote likelihood.

Risk Factors

Development-stage mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project.

APPROVAL

The Board of Directors of Thunder Sword Resources Inc. has approved the disclosures contained in the Management Discussion and Analysis for the period ended January 31, 2008, prepared as at March 26, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com

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